MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   DATE 19/04/2004 17:39
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.


CURRENT BOARD DIRECTOR


SERIE             ALL OF THEM


RESPONSABLE             PRESIDENT

NAME:  ING. BERNARDO QUINTANA ISAAC


RESPONSABLE IN CHARGE:          DIRECTOR(S)

NAME:                           LIC. CARLOS ABEDROP DAVILA
NAME:                           ING. JORGE BERNARDO AGUIRRE QUINTANA
NAME:                           ING. JORGE JOSE BORJA NAVARRETE
NAME:                           ING. EMILIO CARRILLO GAMBOA
NAME:                           LIC. ALBERTO ESCOFET ARTIGAS
NAME:                           SRA. ANGELES ESPINOSA YGLESIAS
NAME:                           ING. ELEMER FERNANDO FRANCO MACIAS
NAME:                           DR. JOSE LUIS GUERRERO ALVAREZ
NAME:                           CP. ESTEBAN MALPICA FOMPEROSA
NAME:                           CP. SERGIO FERNANDO MONTANO LEON
NAME:                           ING. ALBERTO MULAS ALONSO
NAME:                           ING. BERNARDO QUINTANA ISAAC
NAME:                           CP. JUAN CLAUDIO SALLES MANUEL
NAME:                           ING. LORENZO H. ZAMBRANO TREVINO
NAME:                           ING. LUIS FERNANDO ZARATE ROCHA


CHARGE:                         ALTERNATE DIRECTOR(S)

NAME:                           LIC. JAVIER ALONSO ESPINOSA
NAME:                           LIC. VICTOR HUMBERTO BRAVO MARTIN
NAME:                           LIC. FRANCISCO CARRILLO GAMBOA
NAME:                           ING. JOSE ADRIAN ESCOFET CEDENO
NAME:                           LIC. JORGE FERNANDEZ MARGAIN
NAME:                           LIC. RODRIGO FRANCO HERNANDEZ
NAME:                           LIC. FRANCISCO GARZA ZAMBRANO
NAME:                           CP. LUIS CARLOS MAIZ TRUJILLO
NAME:                           LIC. BERNARDO MALPICA HERNANDEZ
NAME:                           ING. ASCENCION MEDINA NIEVES
NAME:                           CP. HECTOR PEREZ AGUILAR
NAME:                           ING. ALONSO QUINTANA KAWAGE
NAME:                           SRA. CLAUDIA QUINTANA DE TINAJERO
NAME:                           LIC. DIEGO QUINTANA KAWAGE
NAME:                           LIC. PATRICIO TREVINO WESTENDARP


RESPONSABLE:                    STATUTORY AUDITOR

NAME:                           CP. JOAQUIN GOMEZ ALVAREZ


RESPONSABLE:                    ALTERNATE STATUTORY AUDITOR

NAME:                           CP. ARTURO GARCIA CHAVEZ


RESPONSABLE:                    BOARD DIRECTOR SECRETARY

NAME:                           LIC. LUIS CARLOS ROMANDIA GARCIA


RESPONSABLE:                    ALTERNATE BOARD DIRECTOR SECRETARY

NAME:                           LIC. QUIRICO GERARDO SERINA GARZA